DAVIS POLK & WARDWELL

1300 I STREET, N.W.
WASHINGTON, D.C. 20005

1600 EL CAMINO REAL
MENLO PARK, CA 94025

99 GRESHAM STREET
LONDON EC2V 7NG

450 LEXINGTON AVENUE
NEW YORK, N.Y. 10017
212 450 4000
FAX 212 450 3800

WRITER'S DIRECT

212 450 5691
luis.martos@dpw.com

MESSETURM
60308 FRANKFURT AM MAIN

MARQUÉS DE LA ENSENADA, 2
28004 MADRID

1-6-1 ROPPONGI
MINATO-KU, TOKYO 106-6033

3A CHATER ROAD
HONG KONG

File No. 82-4939

October 3, 2007

Re: Grupo Ferrovial, S.A. — Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of Grupo Ferrovial, S.A. (the "Company") and in connection with the Company's exemption from Section 12(g) of the Securities and Exchange Act of 1934 granted under Rule 12g3-2(b) thereunder, we hereby furnish to the Securities and Exchange Commission (the "Commission") the following :

- A press release issued by BAA plc ("BAA"), a subsidiary of Ferrovial Infraestructuras, S.A., which is, in turn, a subsidiary of Grupo Ferrovial, S.A., in response to the "Issues Statement" produced by the UK Competition Commission

If you have any questions, please do not hesitate to contact me at 212- 450-5691. Please stamp the enclosed copy of this letter and return it to our messenger, who has been instructed to wait.

Best regards,

Luis Martos /mel

Luis Martos
Legal Assistant

dw10/17

Attachments
By Hand Delivery

In compliance with the provisions of Article 82 of the Securities Market Law (Ley del Mercado de Valores), GRUPO FERROVIAL, S.A. (the Company) hereby notifies the Comisión Nacional del Mercado de Valores of the following

REGULATORY DISCLOSURE

On this day, BAA plc ("BAA"), a subsidiary of Ferrovial Infraestructuras, S.A., which is, in turn, a subsidiary of Grupo Ferrovial, S.A., has issued a press release in response to the "Issues Statement" produced by the UK Competition Commission. Attached is a Spanish version of that press release.

Madrid, 9 August 2007

Jose Maria Perez Tremps
Director and General Secretary of Grupo Ferrovial, S.A.

News release

9 August 2008

BAA response to the Competition Commission's Issue Statement

BAA notes the publication today by the Competition Commission of an issues statement as part of its market investigation of the company's supply of airport services in the UK. The publication of an issues statement is a standard part of the CC's process for conducting investigations, and is intended to inform interested parties and provide an opportunity for further points to be raised. The CC makes clear that it has not yet reached any conclusions on this inquiry.

Chief Executive Stephen Nelson commented:

> "Many of the issues identified by the Commission today have complex and deep-seated causes that require careful consideration. We welcome the opportunity to state our case to the Commission, and we remain confident that we will demonstrate that BAA's ownership of airports in the South East and Scotland is in the interests of passengers.
>
> "BAA accepts that the experience of too many passengers using London airports is unsatisfactory. But the problems of congestion and delay which affect passengers have their roots in lack of terminal and runway capacity, not the ownership structure of BAA.
>
> "What London airports especially need is investment to improve the passenger experience. We have tabled ambitious plans to transform our airports and are willing to spend heavily to deliver these solutions. We are working hard to win

News release

permission to build new runway capacity at Stansted and Heathrow. We are also investing significant sums in improving the passenger experience by recruiting additional staff, investing in new equipment and transforming some of our existing terminals.

"What London airports do not need are structural changes that will seriously delay the delivery of the investment that is urgently needed to improve the passenger experience and increase capacity.

"BAA and its owners have the will and the ability to make the investment London airports need. We in turn need continued political support for our growth plans, and a commercial and regulatory framework that offers sensible incentives for investment."

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Media enquiries: Mark Mann, BAA Limited
Tel: +44 (0)20 8745 9909

For further information on BAA, visit www.baa.com

END